EXHIBIT 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars)

For the Year Ended December 31, 2009
Fixed Charges:
Consolidated interest cost and debt expense	$145
Interest allocable to rental expense (b)	59

Total	$204

Earnings:
Consolidated loss from continuing operations before income tax benefit	$(601)
Minority interest in net income of subsidiaries having no fixed charges	(22)
Proportionate share of income tax expense of 50 percent-owned-but-not-controlled investees	5
Equity income of less-than-50-percent-owned-but-not-controlled investees	(20)
Dividends received from less-than-50-percent-owned-but-not-controlled investees	14
Fixed charges	204
Interest capitalized	(39)
Amortization of previously capitalized interest	11

Total	$(448)

Ratio of Earnings to Fixed Charges	N/A (c)

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all entities that are controlled and variable interest entities for which the Company is the primary beneficiary. Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence that are not consolidated are accounted for by the equity method.
(b)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.
(c)	Earnings are inadequate to cover fixed charges by $652 million.